[CSTM Letterhead]

September 15, 2014

VIA EDGAR

Terence O’Brien

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.W.

Washington, DC 20549

Re:	Constellium N.V.
Form 20-F for Fiscal Year Ended December 31, 2013
Filed April 22, 2014
File No. 1-35931

Dear Mr. O’Brien:

Set forth below are responses of Constellium N.V., a company incorporated in the Netherlands (the “Company” and, together with its subsidiaries, “Constellium”), to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided in your letter, dated August 19, 2014, with respect to the Company’s annual report on Form 20-F referenced above (the “Form 20-F”). For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response. All references to page numbers and captions correspond to the Form 20-F for the fiscal year ended December 31, 2013 unless otherwise specified.

Item 5. Operating and Financial Review and Prospects, page 53

1.	In future filings, please provide a discussion and analysis of the LME aluminum stockpiling rules along with the implications to your financial statements.

In future filings, we will include the information requested by the Staff in its comment as set forth above.

Results of Operations, page 59

2.	For both the consolidated and segment results of operations discussions, please quantify the impact of each factor when multiple factors contribute to material changes in a line item as well as discuss the underlying business reasons for material changes between periods in line items in future filings. Please refer to the quantification of multiple factors and the analysis of the underlying reasons for each factor you provided for the comparison of fiscal years 2012 and 2011 to guide management in providing a discussion and analysis of fiscal years 2013 and 2012 in future filings. Refer to Items 303(a)(3)(i) and (iii) of Regulation S-K as well as Sections 501.04 and 501.12.b. of the Financial Reporting Codification for guidance.

In future filings, we will include the information requested by the Staff in its comment set forth above in relation to the consolidated and segment results of operations discussions.

U.S. Securities and Exchange Commission

September 15, 2014

3.	In future filings, please provide a discussion and analysis of the nature of realized gains (losses) on derivatives for each period presented along with a discussion as to the extent the realized gains (losses) are offset by (losses) gains recognized for the underlying in a different line item.

In response to the Staff’s comment, we propose to include in future filings the following information regarding fiscal years 2013 and 2012, to supplement the disclosure on page 63 (new text is underscored):

“Realized losses on derivatives decreased by €14 million to €31 million in the year ended December 31, 2013, from €45 million in the year ended December 31, 2012. Realized losses on derivatives for the year ended December 31, 2013 included realized losses on LME derivatives for €30 million and realized losses on foreign exchange derivatives for €1 million compared to realized losses on LME derivatives for €30 million and realized losses on foreign exchange derivatives for €15 million in the year ended December 31, 2012. Realized losses on LME derivatives in the years ended December 31, 2013 and 2012 reflect the decrease of LME prices over the period and offset reductions in the underlying purchases of aluminum in cost of sales. Realized losses on foreign exchange derivatives relate primarily to forward sales of U.S. Dollars entered into in connection with multi-year sales agreements denominated in U.S. Dollars and offset increases of the underlying sales recorded in revenue.”

4.	In future filings, please provide a more comprehensive discussion and analysis of the material factors impacting the effective tax rate for each period presented, including quantification of the extent to which each material factor impacted the effective tax rate. When changes in earnings in jurisdictions with varying statutory tax rates is the cause, please disclose the jurisdictions with changes in earnings and differing statutory tax rates.

The Company acknowledges the Staff’s comment and will provide a more comprehensive discussion and analysis of any such material factors in future filings. Additionally, we will expand our disclosures to quantify the impact of changes in the mix and amount of pre-tax income in certain jurisdictions. Although our future disclosures will be dependent on the facts and circumstances of each period, the following is the expanded disclosure for the fiscal period 2013 on pages 64 and 65 of our Form 20-F (new text is underscored):

“An income tax charge of €39 million was recognized for the year ended December 31, 2013, from €46 million for the year ended December 31, 2012. The effective tax rate for the year ended December 31, 2013 was 29% compared to 24% for the year ended December 31, 2012.

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This 5 percentage point increase in our effective tax rate reflects a 14 percentage point increase as a result of movements in recognition of deferred tax assets, partially offset by a 6 percentage point favorable impact from increases in tax credits and reimbursements and a 3 percentage point favorable impact from the mix of profits as a result of a lower weight of profits in higher tax rate jurisdictions (most notably the United States).”

Consolidated Statement of Comprehensive Income/(Loss), page F-4

5.	We note that you have not recognized any currency translation differences as part of other comprehensive income/(loss) and have not provided a reconciliation of net exchange differences recognized as part of accumulated other comprehensive income/(loss). Please provide us with an understanding as to why you have no currency translation differences considering your disclosure on page F-8 that you are a global leader in the design and manufacture of specialty rolled and extruded aluminum products with manufacturing facilities in the United States, Europe and China. Please refer to IAS 21 for guidance.

In response to the Staff’s comment, we confirm that we have considered currency translation differences arising from the translation of each of our reporting entities which reports in a functional currency other than euros.

In both of the years ended December 31, 2012 and 2013, the movement in the currency translation reserve netted to less than €0.5 million and therefore was rounded to zero in the Consolidated Statement of Change in Equity. The change in foreign currency translation reserve has been calculated based on the exchange rates disclosed on page F-13. Significant movements in 2013 related to a €4 million movement in relation to operations accounted for in U.S. Dollars offset by a €3 million movement in relation to our Czech Koruna-denominated operations.

Note 2 – Summary of Significant Accounting Policies, page F-9

2.4 Presentation of the Operating Performance of each Operating Segment and of the Group, page F-10

6.

We note your reportable segments are based on a combination of product lines, markets and industries served. In several presentations filed as exhibits to your Forms 6-K, the primary discussions of your operating results by your CEO appear to be focused on your markets (i.e., aerospace, automotive rolled, automotive extrusions, and packaging). The operating results trends for these markets differ significantly from the operating results trends of the reportable segments these markets are included in. Specifically, we note a question raised during the fourth quarter of fiscal year 2013’s results earnings call regarding growth rates for the automotive structures and industries segment only being 2%. The CEO’s response to the question noted that the segment results is a mix of a lot of different trends with the pure automotive structure growing 17% year-over-year. Please reconcile for us the reportable segments identified in the Form 20-F and how the business is discussed publicly in terms of operating results. If your reportable segments are an

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aggregation of operating segments, please provide us with your aggregation analysis in accordance with IFRS 8.12. If there has been a change in how the CODM is managing the business since December 31, 2013, and is the cause of any differences, please confirm you will be revising your reportable segment presentation in your next Form 20-F in accordance with IFRS 8.29 - .30.

The Company has three operating segments which are disclosed as our reporting segments in Note 4. – Operating Segment Information. We do not aggregate our operating segments and instead our operating segments equate to our reporting segments.

Our Chief Operating Decision Maker (“CODM”) is our CEO who receives monthly financial and operating data as part of the CODM reporting package. Our CEO reviews and analyzes information in relation to each of our operating segments.

Our operating segments are referred to internally as business units. The reporting by our business units reflects the way our business activities are organized and is consistent with how our CEO assesses performance and ultimately allocates resources.

From a management perspective, each of our business units is managed by a segment manager reporting directly to the CEO. Our segment managers are compensated based on the performance of their respective business units and our budgeting and forecasting process reflects this.

The reporting by business unit is also consistent with the way information is provided to our Board of Directors.

Our CODM does not receive profitability or cash flow metrics on a markets basis (such as aerospace, automotive or packaging) nor on a key product basis as disclosed on page 28 of our Form 20-F, as our financial systems and financial reporting are not set up to record this.

Our CODM does review external and internal data in relation to these markets and analyst outlook in these areas, and also indicative volumes and revenue data generated by our plants. This data formed the basis of our CEO’s response to analyst questions in Q4 2013 as the questions and responses were in relation to trends in volumes and not profitability.

2.6 Judgments in Applying Accounting Policies and Key Sources of Estimation Uncertainty, page F-20

7.	In future filings, please expand your disclosures provided in accordance with IAS 1.125 - .133 to provide investors with more company-specific descriptions of the assumptions and judgments made for each of the areas presented. Please also provide disclosures that discuss the facts and circumstances that could result in a reasonably possible, material change in the assumptions and judgments along with a description of the impact the change would have to your consolidated financial statements. Please provide us with the disclosures you would have provided in your fiscal year 2013 Form 20-F in response to this comment.

We consider the following to be our key areas of accounting judgment — pension, post-employment benefits and other long-term employee benefits, taxation and provisions, and, where applicable, purchase accounting.

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September 15, 2014

In relation to our key pension assumptions, we have disclosed the key actuarial assumptions in Note 21 to our financial statements. Our key judgment in relation to pensions is the discount rate applied and we have accordingly provided a sensitivity analysis in relation to the rates we have applied. We do not believe any other assumptions are key to our pension, post-employment or other long-term employee benefits.

Our provisions relate to close down, environment and restoration provisions, restructuring and legal and tax-related provisions.

In relation to the close down, environmental and restoration provisions, our key assumptions are in relation to the determination of future estimated costs, the timing of payments and the discounted rate to be applied to our non-current provisions. We have disclosed in Note 22 to our financial statements for fiscal year 2013 both the discount rate and a sensitivity analysis in relation to the rates we have applied.

In relation to litigation provisions, we propose to provide the following additional disclosure in our accounting policy for legal, tax and other potential claims on page F-21 (new text is underscored):

“Provisions for legal claims are made when it is probable that liabilities will be incurred and when such liabilities can be reasonably estimated. For asserted claims and assessments, liabilities are recorded when an unfavorable outcome of a matter is deemed to be probable and the loss is reasonably estimable. Management determines the likelihood of an unfavorable outcome based on many factors such as the nature of the matter, available defenses and case strategy, progress of the matter, views and opinions of legal counsel and other advisors, applicability and success of appeals, process and outcomes of similar historical matters, amongst others. Once an unfavorable outcome is considered probable, management weighs the probability of possible outcomes and the most reasonable loss is recorded. Legal matters are reviewed on a regular basis to determine if there have been changes in management’s judgment regarding the likelihood of an unfavorable outcome or the estimate of a potential loss.”

8.	Please tell us your consideration of including the assumptions and judgments related to the realization of inventories as a source of estimation uncertainty to your consolidated financial statements in accordance with IAS 1.125 - .133.

The Company does not consider the realization of inventories as a key source of estimation uncertainty in preparing its financial statements. We have assessed the guidance set forth in IAS 1.125 and do not believe that the criteria were met because uncertainty over the

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future price of LME is minimized due to our pass-through business model, our production cycles are relatively short, our inventory turn generally does not exceed a three-month period, and our value added is largely positive. The Net Realizable Value adjustment is stable year-on-year, not material to our financial position (€(6) million, €(10) million and €(7) million, respectively, for the years ending December 31, 2013, 2012 and 2011) and represented less than 3% of total inventory in each of the three years ended 2013, 2012 and 2011.

Therefore we do not believe that realization of inventory presents a risk that could result in a material adjustment to the carrying amounts of assets within the next financial year.

Note 4 – Operating Segment Information, page F-23

9.	In future filings, please include segment capital expenditure disclosures or amounts of other additions to non-current assets for the same periods presented for the statements of cash flows. Please refer to IFRS 8.24(b).

In future filings, we will include this information for the most historical period presented, therefore presenting three years as requested by the Staff in its comment set forth above.

10.	In future filings, please provide the disclosures required by IFRS 8.32 for your various products and services. Please refer to your disclosures on pages 28-35 of your Form 20-F.

IFRS 8 lays out the principle that an entity shall disclose such information to enable users of the financial statements to evaluate the nature and financial effects of the business activities in which it engages. As previously set out in our response to comment 6 above, we organize and manage our business activities through three business segments or business units. We view the products produced and sold within each segment to be similar because all of our products are aluminum-based. In addition, our CODM does not review operating results and performance along the specific key product lines that are listed on page 28 of our Form 20-F.

Our disclosures on page 28 in relation to our key products are intended to give a qualitative analysis of the types of products we provide through each of our operating segments, but our accounting records are not designed to report on a product basis.

In addition, given the narrative description and analysis of revenue between our three segments provided on pages 29 to 35, we believe that this is sufficient information for an understanding of our different revenue streams and that this level of disaggregation is appropriate for the entity-wide disclosures required by paragraph 32. In accordance with the standard, we have the option not to repeat the disclosures shown in Note 4 within the entity-wide disclosures shown in Note 5.

We also respectfully advise the Staff that we derive a de minimis amount of revenues from services (such as tolling). However, we do not believe these revenues are material (for example, revenues from services were below 1% of 2013 revenues) or otherwise warrant separate disclosure.

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Note 11 – Income Tax, page F-31

11.	In future filings, please provide investors with an understanding of the material components of your composite tax rate, how the rate was calculated, and the material causes for the changes between each period presented (e.g., changes in either tax rates or the mix of profits earned in different jurisdictions). Please refer to IAS 12.81(d) and .85 for guidance.

Our composite tax rate is mostly driven by the tax rates applying in France, Germany, the Netherlands and in the United States of America. We propose to include the following disclosure in future filings, as updated to reflect applicable tax rates for the relevant period.

“Our composite tax rate of 36.3% in the year ended December 31, 2013 (38.5% in the year ended December 31, 2012) was principally driven by the statutory tax rate in France of 38.0% (2012: 36.1%) and in the United States of 40.1% (2012: 41.2%). Our tax rate in Germany and the Netherlands remained stable at 29% and 25%, respectively.”

Note 12 – Earnings Per Share, page F-31

12.	We note your disclosures in footnote (A) on page F-32 that you have not included the Ordinary B shares in the basic earnings per share calculation. We further note your disclosure on page F-40 that Class A ordinary shares and Class B ordinary shares are entitled to an equal profit allocation. Please provide us with a more comprehensive discussion of the material terms of the Class B ordinary shares to explain why no allocation of earnings was made to the Class B ordinary shares for the periods presented for purposes of calculating basic earnings per share. Please refer to IAS 33.19 - .29 for guidance.

Prior to our Initial Public Offering (“IPO”), the Class B ordinary shares were included in the basic and diluted earnings per share calculation because the Class A and B ordinary shares provided equal rights to profit allocation and dividends and Class B ordinary shares, once issued, could not be repurchased nor cancelled. Therefore we do not believe that the guidance of IAS 33.19 - .29 is relevant to our specific circumstances.

In connection with our IPO, the Management Equity Plan (“MEP”) was frozen so that there may be no additional issuances or reallocations thereunder among MEP participants of Class B ordinary shares. In addition, from the date of the IPO, at the request of the MEP participants in certain circumstances (for example, if a MEP participant leaves the Company or unvested MEP interests cease to be capable of vesting and thus the related Class B ordinary shares are not converted into Class A ordinary shares), the Company is committed to repurchase these shares, the latter being subsequently cancelled. Accordingly, from the IPO date, Class B ordinary shares have been excluded from the calculation of the weighted average number of

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ordinary shares used to calculate the basic earnings per share and included in the calculation of the weighted average number of ordinary shares used to calculate the diluted earnings per share in accordance with IAS33.36.

In future filings, we will clarify the relevant disclosures in Notes 12 and 18 to the financial statements.

13.	In future filings, please provide the disclosures required by IAS 33.70(c) for the instruments that were not included in the calculation of diluted earnings per share. In this regard, it appears that you have only included the Class B ordinary shares related to the Management Equity Plan in diluted earnings per share and not the restricted stock units granted under the Free Share Program or the Shareholding Retention Program.

We respectfully advise the Staff that, as disclosed in Note 12, page F-32, the effect of dilutive potential ordinary shares includes the impact of the potential new ordinary shares to be issued as part of the Free Share Program and the Shareholding Retention Program, which are both described in Note 30. In accordance with IAS33, the calculation takes into account the potential impact of restricted stock units being converted in ordinary shares and for the relevant periods we did not have any other potentially dilutive awards.

There are no other potentially dilutive instruments which were excluded from the calculation of diluted earnings per share.

Note 18 – Share Capital, page F-39

14.	Please expand your disclosures here and/or within Note 30 to clarify that the Class B ordinary shares are automatically converted into Class A ordinary shares once the vesting conditions disclosed within Note 30 on page F-66 have been met or to clarify the specific facts and circumstances the Class B ordinary shares are convertible into Class A ordinary shares.

As disclosed in Note 18, during the three months ended September 30, 2013 and the three months ended December 31, 2013, 8,949 and 4,903 Class B ordinary shares were converted into Class A ordinary shares, respectively. For each of these conversions, the criteria described in Note 30, page F-66, were met. In future filings, we will include a footnote to the table in Note 18 to further describe any share conversions.

Note 21 – Pension and Other Post-Employment Benefit Obligations, page F-45

15.	Please tell us your consideration of the guidance in IAS 19.138 for providing the reconciliation disclosures required by IAS 19.140 at a more disaggregated level.

The Company has considered the guidance of IAS19.140 and believes that sufficient information has been provided to the reader of the financial statements, as the disclosure in Note

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21 includes: the movements in the present value of the defined benefit obligations for the Group, the defined obligations by country as well as the fair value of the plan assets by country. In addition, significant events that could have impacted the reconciliation, such as the amendments to the Constellium Rolled Products Ravenswood Retiree Medical and Life Insurance Plan or the Swiss pension plan settlement, are disclosed separately. The Company will continue to evaluate the guidance in future periods and the extent to which providing more disaggregated information would be useful to investors.

Note 22 – Provisions, page F-52

16.	In future filings, please expand your assessment of materiality for the asbestos claims to your financial condition and cash flows in addition to your results from continuing operations.

As stated in our disclosure in Note 22, the Company does not believe that the pending occupational disease proceedings are likely to have a material adverse effect on its consolidated financial statements.

In future filings, the Company will include the following revised disclosure language (new text is underscored): “It is not anticipated that the resolution of such litigation and proceedings will have a material effect on the future results from continuing operations, financial condition, or cash flows of the Group.”

17.	In future filings, please provide the disclosures you provided for the asbestos claims for your mesothelioma claims.

We respectfully advise the Staff that the provision for disease claims recorded as of December 31, 2013 and 2012 and the related disclosures address our risk relating to all occupational diseases resulting from asbestos exposure (including notably, mesothelioma and asbestosis). For clarification purposes, we will revise our disclosure in future filings as follows (new text is underscored):

“Since the early 1990s, certain activities of the Group’s businesses have been subject to claims and lawsuits in France relating to occupational diseases resulting from alleged asbestos exposure (such as mesothelioma and asbestosis). It is not uncommon for the investigation and resolution of such claims to go on over many years as the latency period for acquiring such diseases is typically between 25 and 40 years. For any such claim, it is up to the social security authorities in each jurisdiction to determine if a claim qualifies as an occupational illness claim. If so determined, the Group must settle the case or defend its position in court. The number of claims filed for occupational diseases resulting from alleged asbestos exposure for the period from 1998 to 2010 is 163, 10 in 2011, one in 2012 and eight in 2013. As at December 31, 2013, 10 cases in which gross negligence is alleged (“faute inexcusable”) remain outstanding, the average amount per claim being €0.3 million. The average settlement amount per claim in 2013 and 2012 was below €0.1 million. It is not

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anticipated that the resolution of such litigation and proceedings will have a material effect on the future results from continuing operations, financial condition, or cash flows of the Group.”

Note 25 – Deferred Income Taxes, page F-61

18.	In future filings, please expand your disclosure to provide investors with an understanding of the facts and circumstances that led to your conclusion that €153 million of deferred tax assets will not be used before expiration resulting in the assets not being recognized either here or within Note 2.6 in accordance with IAS 1.125.

In response to the Staff’s comment we will include in future filings the following additional disclosure in Note 2.6, based on the facts and circumstances as of December 31, 2014 (new text is underscored):

“Management judgment is required to determine the extent to which deferred tax assets can be recognized. In assessing the recognition of deferred tax assets, management considers whether it is more likely than not that the deferred tax assets will be utilized. The deferred tax assets will be ultimately utilized to the extent that sufficient taxable profits will be available in the periods in which the temporary differences become deductible. This assessment is conducted through a detailed review of deferred tax assets by jurisdiction and takes into account the scheduled reversals of taxable and deductible temporary differences, past, current and expected future performance deriving from the budget, the business plan and tax planning strategies. Deferred tax assets are not recognized in the jurisdictions where it is less likely than not that sufficient taxable profits will be available against which the deductible temporary differences can be utilized.”

Note 30 – Share Equity Plan, page F-66

19.	In future filings, please provide the disclosures required by IFRS 2.45 and .47 for each of your share-based compensation plans.

As of December 31, 2013, the Company had four share-based compensation plans accounted for in accordance with IFRS 2 and described in Note 30 – Share Equity Plan: the MEP, the Free Share Program, the Share Retention Program and the Equity Award Plan. The expense recognized for the year ending December 31, 2013 in relation to share-based compensation plans totaled €2 million, which is not material to the results for that year.

A description of the Free Share Program, the Share Retention Program and the Equity Award Plan is included in Note 30. As these plans were established in 2013 with a vesting period exceeding one year, the relevant information that would have been required as at December 31, 2013 is limited to the number of instruments issued and approved by the Company’s Board of Directors.

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We will include information regarding the roll-forward, detailing the instruments issued, utilized and expired/cancelled in the period and the fair value at measurement date for our significant plans in future filings.

We appreciate the opportunity to provide you with this additional information. If you have any questions, please do not hesitate to contact Karessa L. Cain at Wachtell, Lipton, Rosen & Katz at (212) 403-1128, Rina E. Teran at the Company at (212) 675-5087, or the undersigned at (33) 1 73 01 4089.

In responding to the Staff’s comments, the undersigned acknowledges on behalf of the Company that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Didier Fontaine

Didier Fontaine

Chief Financial Officer

cc:	Jeremy Leach (Constellium N.V.)
Rina E. Teran (Constellium N.V.)
Karessa L. Cain (Wachtell, Lipton, Rosen & Katz)